                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            Boundless Corporation (1)
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    101706208
                                 (CUSIP Number)

                                 J. Gerald Combs
                             Morgan Kent Group, Inc.
                           711 Fifth Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 486-4000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------

(1) Boundless Corporation, formerly known as SunRiver Corporation, was formerly known as All-Quotes, Inc. at the time of the filing of the original
Schedule 13D.







                         Page 1 of 10 Pages
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
                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 101706208                                    Page 2 of 10 Pages
-------------------                                    ------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Kent Group, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   2,501,439 (Includes 457,501 shares underlying options and warrants)
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     2,501,439 (Includes 457,501 shares underlying options and warrants)
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,501,439 (Includes 457,501 shares underlying options and warrants)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    44.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 101706208                                    Page 3 of 10 Pages
-------------------                                    ------------------

===============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   J. Gerald Combs

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   306,100 (Includes 305,000 shares underlying options subject to vesting)
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   0
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   306,100 (Includes 305,000 shares underlying options subject to vesting)
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   306,100 (Includes 305,000 shares underlying options subject to vesting)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================

                                                          Page 4 of 10 Pages

Item 1.   Security and Issuer

          This statement on Schedule 13D is filed jointly by Morgan Kent Group, Inc., formerly known as SunRiver Group, Inc. ("Morgan Kent") and J. Gerald Combs ("Mr. Combs") relating to their beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Boundless Corporation, formerly known as SunRiver Corporation and, prior to that, formerly known as All-Quotes, Inc. (the "Issuer"). Boundless Corporation is located at 100 Marcus Blvd., Hauppauge, New York 11788.

          The Issuer effected a one-for-ten reverse split of its Common Stock on March 26, 1998. The numbers of shares of Common Stock referred to in this Amendment No. 4 give effect to such reverse stock split.


Item 2.   Identity and Background

          (a) Morgan Kent, formerly known as SunRiver Group, Inc.

          (b) 711 Fifth Avenue, New York, New York 10022.

          The information on Schedule A of the original 13D is amended and superseded by the following Schedule A.

                         Position(s) with                 Other
Name and Address         Morgan Kent Group                Occupation

J. Gerald Combs          Chairman of the Board,           Chairman and CEO,
Morgan Kent Group, Inc.  CEO, Director                    Boundless
711 Fifth Avenue                                          Corporation*
New York, NY 10022


H. John Trube            Vice President,                  President,
Parlay Productions       Director                         Parlay Productions
216 Bickenell
Santa Monica, CA  90405


E. Robert Shepard, Jr.   Vice President,                  Principal, Executive
Synermark Companies      Secretary, Director              Vice -President
5929 Balcones, Suite 100                                  and Director of
Austin, TX  78731                                         Synermark Companies


James W. Hood            Director                         Private Investor
The Hood Companies
P.O. Box 4931
Jackson, MS 39296

          *Mr. Combs was elected Chairman and Chief Executive Officer of the Issuer in May 1997. Mr. Combs has been the Chairman and CEO of Morgan Kent since April 1997.

                                                          Page 5 of 10 Pages

Item 5.   Interest in Securities of the Issuer

          (a) and (b) Morgan Kent is the beneficial owner of 2,501,439 shares of Common Stock, which is approximately 44.7% of the Common Stock outstanding inclusive of the shares underlying Morgan Kent's options and warrants to purchase 457,501 shares of Common Stock. Mr. Combs is the beneficial owner of 306,100 shares of Common Stock, which is approximately 5.6% of the Common Stock outstanding inclusive of the shares underlying Mr. Combs' options to purchase 305,000 shares of Common Stock (which options are subject to vesting schedules). Morgan Kent disclaims beneficial ownership of the shares of Common Stock reported herein to be owned by Mr. Combs; and Mr. Combs disclaims beneficial ownership of the shares of Common Stock reported herein to be owned by Morgan Kent.

          (c) On June 4, 1998, the Issuer repurchased 600,000 shares of Common Stock from Morgan Kent at a price of $5.00 per share and granted to Morgan Kent an option to purchase 150,000 shares at a price of $5.80 per share. Morgan Kent agreed to the sale in support of the acquisition by the Issuer of River Run Software Group, Inc., so that the stock issued by the Issuer in the acquisition would be non-dilutive to the Issuer's public shareholders.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In December 1997, Morgan Kent's pledge of 2,143,938 shares of Common Stock to The Chase Manhattan Bank, N.A. was cancelled. Morgan Kent's pledge of 500,000 shares of Common Stock to NCR Corporation continues in effect.

          In connection with Morgan Kent's private placement of its secured notes (the "Notes") during 1998, Morgan Kent entered into a stock pledge agreement dated as of January 30, 1998 in which Morgan Kent pledged and deposited into escrow 1,250,000 shares of Common Stock to secure its obligations to the holders of the Notes and the agent for such holders.

Item 7.  Material to be Filed as Exhibits

Exhibit                       Description

A Joint filing agreement, dated June 15, 1998, among the Reporting Persons.

B Stock Pledge Agreement, dated as of January 30, 1998, by and between RAS Securities Corp. and Morgan Kent

                                                       Page 6 of 10 Pages


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1998



                                   MORGAN KENT GROUP, INC.

                                   By:  /s/ J. Gerald Combs
                                   ---------------------------------
                                   J. Gerald Combs, Chairman


                                   By: /s/ J. Gerald Combs
                                   ---------------------------------
                                   J. Gerald Combs

119795
                                                  Page 7 of 10 Pages

                                Exhibit A

                         JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Boundless Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 15th day of June, 1998.

Dated:    June 15, 1998

MORGAN KENT GROUP, INC.


By: /s/ J. Gerald Combs
----------------------------
J. Gerald Combs, Chairman


/s/ J. Gerald Combs
-----------------------------
J. Gerald Combs


119795
                                                  Page 8 of 10 Pages

                             Exhibit B

                         STOCK PLEDGE AGREEMENT

          THIS AGREEMENT (the "Agreement"), dated as of this 30th day of January, 1998, by and between RAS Securities Corp. (in its capacity as the agent for the Holders (as defined below), the "Agent") and MORGAN KENT GROUP, INC., a Delaware corporation with a principal place of business located at 545 Madison Avenue, New York, New York 10022 ("Pledgor").

          WHEREAS, Pledgor wishes to borrow from various parties (each, a "Holder") funds, evidenced by Pledgor's secured notes made to such Holders, the form of which is attached hereto as Exhibit A (the "Notes") and warrant certificates (the "Warrants") dated as of even date herewith;

          WHEREAS, to induce any such Holder to lend the Pledgor funds, Pledgor has executed and delivered to Agent an escrow agreement of even date (the "Escrow Agreement") whereby the loans evidenced by any and all such Notes will be collateralized by 1,250,000 shares of common stock, $0.01 par value per share, of Boundless Corp. (the "Shares"), a Delaware corporation, which Shares will be placed in escrow pending repayment of the Notes.

          NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions herein contained, the parties agree as follows:

          1.   COLLATERAL.

          a. As collateral security for payment of Pledgor's obligations to the Holders under the Notes, Pledgor grants Agent a security interest in the Shares and the proceeds of the Shares, and a reasonable number of stock powers executed in blank with respect thereto, which Shares and stock powers are to be held in escrow for use in accordance with the terms and provisions of this Stock Pledge Agreement and the Escrow Agreement. The Shares are represented by a stock certificate which shall be delivered to and held by the Escrow Agent, as provided in the Escrow Agreement.

          2. SALES OF SHARES ON DEFAULT. In the event of a default by Pledgor of its obligations under any of the Notes, and without limiting the remedy or remedies therefor, Agent shall file a Claim Notice, as such term is defined in the Escrow Agreement, and shall follow the procedures set forth in
Section 2 of the Escrow Agreement. If and when the Shares (or a portion thereof) are delivered to the Agent, such Shares may be disposed of at the discretion of the Agent.

          3. WAIVER OF LAW. Except as otherwise expressly specified in this Stock Pledge Agreement, all of the provisions of law providing for the retention of pledged property and prescribing the conditions, demands, and notice of mailing are hereby expressly waived by Pledgor.

          4. NONWAIVER. Should the Agent postpone any action to be taken hereunder, or accept a payment on a date beyond the due date of any of the Notes, such action shall not constitute a waiver of any of the rights of the Agent hereunder or under any such Notes.

          5. VOTING RIGHTS. While the Shares remain in Escrow, the Shares shall be considered to be issued and outstanding stock of the Pledgor and shall enjoy all voting rights accorded to all other issued and outstanding shares of the same class.

                                                       Page 9 of 10 Pages

          6. PARTICIPATION IN DIVIDEND. While the Shares remain in Escrow, the Shares shall be considered to be issued and outstanding stock of the Pledgor and shall enjoy all dividend privileges accorded to all other issued and outstanding shares of the same class.

          7. BANKRUPTCY, ETC. Notwithstanding the provisions of Section 2 hereof, in the event of the insolvency, an adjudication of bankruptcy, a general assignment for the benefit of creditors of the Pledgor, or any attempted sale or transfer of any portion of the Shares, then at the option of the Agent, the whole of the amounts due under the Notes shall become immediately due and payable, and any extension of time of payment in effect shall be terminated, and the Agent shall have the immediate right to request delivery or sale of the Shares as hereinabove set forth.

          8. BINDING EFFECT. The powers of sale and all other powers, rights and privileges hereinabove given are to apply to and bind the heirs, executors and administrators of the parties hereto.

          9. ENFORCEMENT. Should the Agent be required to bring an action in law or in equity for the enforcement of any of the provisions of this Pledge Agreement, for the recovery of damages for breach of this Pledge Agreement or to resolve a controversy arising hereunder, then the Pledgor shall pay the costs of the Agent arising out of such action, including reasonable attorneys' fees.

          10. TERMINATION UPON FULL PAYMENT. When all sums of principal and interest arising out of the Notes have been paid, all Shares shall be delivered to the Pledgor, and this Pledge Agreement shall be terminated.

          11. GOVERNING LAW. This Agreement shall be construed, enforced and administered in accordance with the laws of the State of New York.

          12. NOTICES. All notices and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by mail (registered or certified mail, postage prepaid return receipt requested) to the respective parties at the addresses set forth below and by facsimile to the respective parties at the fax numbers set forth below.

          13. COUNTERPARTS. This Pledge Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Pledge Agreement shall become binding when one or more counterparts thereof, individually or taken together, shall bear the signatures of all the parties reflected hereon as signatories.

                                                  Page 10 of 10 Pages

               IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the first date set forth above.




RAS SECURITIES CORP., as Agent



/s/ Fredrick Schul
--------------------------------------
Name:
Title:
Address:
Fax:




MORGAN KENT GROUP, INC.


/s/ J. Gerald Combs
--------------------------------------
Name:
Title:
Address:
Fax:

119795